Exhibit A

Ceragon to Collaborate with Alvarion® for Open Range
Communications’ 4G Network Deployment

Ceragon to supply backhaul network solutions for WiMAX™ broadband access network in rural America

        TEL AVIV, Israel, October 8, 2009 – Ceragon Networks Ltd. (NASDAQ and TASE: CRNT), a leading provider of high-capacity wireless backhaul solutions, today announced that it will partner with Alvarion Ltd. (NASDAQ:ALVR) as wireless backhaul equipment provider to deploy a network for Open Range Communications. The new network is planned to be the largest Rural Utilities Service (RUS) funded deployment in the United States, spanning 17 states, 546 rural communities, and reaching up to 6 million people.

        Alvarion is a leading provider of WiMAX and wireless broadband solutions. The company was recently selected as the WiMAX solution provider for the Open Range best-of-breed 4G network. Alvarion is also acting as the prime system integrator of the project. Ceragon’s high-capacity platforms will be used for backhauling rich voice and multimedia content over a newly constructed wireless IP network.

        “This Open Range network will bring high-speed broadband connectivity to millions of Americans,” said Tzvika Friedman, CEO of Alvarion, Ltd. “The backhaul solution plays a critical role in building such a high capacity network. Ceragon’s wireless IP backhaul solution provides a variety of benefits including high-capacity and advanced networking capabilities while allowing for simple, quick and cost-efficient deployment. Our partnership with Ceragon is another example of our strategy to enable Open WiMAX networks.”

        “We are very excited to partner with Alvarion for the Open Range network deployment,” said Ira Palti, President and Chief Executive Officer of Ceragon. “Delivering broadband services to rural communities brings new forms of enterprise, new sources of wealth and new forms of social interaction to millions of new users. Our wireless backhaul solutions help operators around the world to simplify their network deployments while driving down set up and maintenance costs. We look forward to a long and fruitful partnership with Alvarion.”

        Open Range Communications Inc. is a U.S. broadband wireless operator. The operator’s new rural broadband access network will be built with an all-IP architecture leveraging the latest 4G technology.  This solution will give millions of rural Americans the ability to enjoy wireless broadband services across the communities where they live and work.

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ and TASE: CRNT) is a leading provider of high capacity wireless backhaul solutions that enable wireless service providers to deliver voice and premium data services, such as Internet browsing, music and video applications. Ceragon’s wireless backhaul solutions use microwave technology to transfer large amounts of network traffic between base stations and the infrastructure at the core of the mobile network. Ceragon designs solutions to provide fiber-like connectivity for circuit-switched, or SONET/SDH, networks, next generation Ethernet/Internet Protocol, or IP-based, networks, and hybrid networks that combine circuit-switched and IP-based networks. Ceragon’s solutions support all wireless access technologies, including GSM, CDMA, EV-DO and WiMAX. These solutions address wireless service providers’ need to cost-effectively build-out and scale their infrastructure to meet the increasing demands placed on their networks by growing numbers of subscribers and the increasing demand for premium data services. Ceragon also provides its solutions to businesses and public institutions that operate their own private communications networks. Ceragon’s solutions are deployed by more than 150 service providers of all sizes, as well as in hundreds of private networks, in nearly 100 countries. More information is available at www.ceragon.com

Ceragon Networks®, CeraView®, FibeAir®, the FibeAir® design mark and Native(2)® are registered trademarks., and Ceragon™, PolyView™, ConfigAir™, CeraMon™, EtherAir™, QuickAir™, QuickAir Partner Program™, QuickAir Partner Certification Program™, QuickAir Partner Zone™, EncryptAir™ and Microwave Fiber™ are trademarks of Ceragon Networks Ltd.

This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These are important factors that could cause actual results to differ materially from forecasts and estimates. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

        Company and Investor Relations Contact:
        Yoel Knoll
        Ceragon Networks Ltd.
        +972-3-766-6419
        yoelk@ceragon.com

About Alvarion

Alvarion (NASDAQ: ALVR) is the largest WiMAX pure-player with the most extensive WiMAX customer base and over 250 commercial deployments around the globe. Committed to growing the WiMAX market, the company offers solutions for a wide range of frequency bands supporting a variety of business cases. Through its OPEN WiMAX strategy, superior IP and OFDMA know-how, and ability to deploy end-to-end turnkey WiMAX projects, Alvarion is shaping the new wireless broadband experience (www.alvarion.com)